

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Citizens Community Federal
Altoona, Wisconsin

We have audited the accompanying balance sheets of Citizens Community Federal as of September 30, 2003 and 2002, and the related statements of income, retained earnings, and cash flows for the years then ended. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Citizens Community Federal at September 30, 2003 and 2002, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Wipfli LLP

October 22, 2003
Chippewa Falls, Wisconsin

CITIZENS COMMUNITY FEDERAL

BALANCE SHEETS
September 30, 2003 and 2002

Assets		**2003**	**2002**
Cash and cash equivalents		3,074,024	5,935,121
Certificates of deposit in other financial institutions		0	1,485,000
Loans receivable		123,573,894	104,439,950
Allowance for loan losses		(466,527)	(349,448)
Loans receivable, net		123,107,367	104,090,502
Office properties and equipment - Net		2,342,738	2,235,118
Federal Home Loan Bank stock		671,000	553,400
Accrued interest receivable		397,058	412,193
Other assets		807,696	545,330
TOTAL ASSETS		$130,399,883	$115,256,664
Liabilities and Equity			
Liabilities:			
Deposits		$114,962,864	$104,428,502
Federal Home Loan Bank advances		3,700,000	0
Other liabilities		746,083	434,723
Total liabilities		119,408,947	104,863,225
Commitments and Contingencies (See Note 11)			
Equity - Retained earnings		10,990,936	10,393,439
TOTAL LIABILITIES AND EQUITY		$130,399,883	$115,256,664

See accompanying notes to financial statements.

CITIZENS COMMUNITY FEDERAL

STATEMENTS OF INCOME

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		2003	2002
Interest and divident income:			
Interest and fees on loans		$8,782,650	$8,237,377
Other interest and dividend income		97,658	255,597
Total interest and dividend income		8,880,308	8,492,974
Interest expense		3,177,793	3,859,414
Net interest income		5,702,515	4,633,560
Provision for loan losses		405,530	375,061
Net interest income after provision for loan losses		5,296,985	4,258,499
Noninterest income:			
Service charges on deposit accounts		772,816	646,885
Insurance commissions		278,756	269,025
Loan fees and service charges		236,412	174,355
Other		44,294	17,322
Total noninterest income		1,332,278	1,107,587
Noninterest expense:			
Salaries and related benefits		3,620,887	2,762,222
Occupancy - Net		552,444	303,278
Office		512,498	473,038
Data processing		275,874	254,798
Other		679,962	881,622
Total noninterest expense		5,641,665	4,674,958
Income before provision for income taxes		987,598	691,128
Provision for income taxes		390,101	26,535
Net income		$597,497	$664,593

See accompanying notes to financial statements.

CITIZENS COMMUNITY FEDERAL

STATEMENTS OF RETAINED EARNINGS
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		2003	2002
Retained earnings at beginning		$10,393,439	$9,728,846
Net income		597,497	664,593
Retained earnings at end		$10,990,936	$10,393,439

See accompanying notes to financial statements.

CITIZENS COMMUNITY FEDERAL

STATEMENTS OF CASH FLOWS
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	2003	2002
Increase (decrease) in cash and cash equivalents:		
Cash flows from operating activities:		
Net income	$597,497	$664,593
Adjustments to reconcile net income to net cash provided by operating activities:		
Provision for depreciation	261,030	249,674
Provision for loan losses	405,530	375,061
Provision for deferred income taxes	(49,130)	26,535
Federal Home Loan Bank stock dividends	(41,800)	(21,500)
Increase in accrued interest receivable and other assets	(198,101)	(238,678)
Increase in other liabilities	311,360	182,125
Total adjustments	688,889	573,217
Net cash provided by operating activities	1,286,386	1,237,810
Cash flows from investing activities:		
Net decrease in certificates of deposit in other financial institutions	1,485,000	1,785,000
Decrease in NCUSIF deposit	0	833,732
Purchase of Federal Home Loan Bank stock	(75,800)	(531,900)
Net increase in loans	(19,422,395)	(10,847,644)
Capital expenditures	(368,650)	(193,738)
Net cash used in investing activities	(18,381,845)	(8,954,550)
Cash flows from financing activities:		
Borrowings	3,700,000	0
Increase in deposits	10,534,362	6,300,431
Net cash provided by financing activities	14,234,362	6,300,431
Net decrease in cash and cash equivalents	(2,861,097)	(1,416,309)
Cash and cash equivalents at beginning	5,935,121	7,351,430
Cash and cash equivalents at end	3,074,024	$5,935,121
Supplemental cash flow information:		
Cash paid during the year for:		
Interest on deposits	3,230,125	$3,819,373
Income taxes	504,000	0
Noncash investing and financing activities:		
Loans transferred to foreclosed properties	101,054	175,183

See accompanying notes to financial statements.

NOTE 1   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

The financial statements have been prepared in conformity with generally accepted accounting principles in the United States and general practices within the banking industry. Significant accounting and reporting policies follow.

Principal Business Activity

Citizens Community Federal (the "Bank") is a mutual savings bank. The Bank operates as a full-service financial institution with a primary market area including, but not limited to, west central Wisconsin. The Bank is subject to the regulations of the Office of Thrift Supervision (the "OTS") and undergoes periodic examinations by that regulatory authority.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that directly affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from these estimates.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash and due from banks, and interest-bearing deposits with original maturities of three months or less.

Certificates of Deposit in Other Financial Institutions

Certificates of deposit include interest-bearing certificates of deposit which have an original maturity greater than three months.

Interest and Fees on Loans

Interest on loans is credited to income as earned and is based on the principal amount outstanding. Accrual of interest is discontinued when a loan becomes over 90 days delinquent. Uncollectible interest previously accrued is charged off or an allowance is established by means of a charge to interest income. Income is subsequently recognized only to the extent cash payments are received until all past due interest and principal have been collected, in which case the loan is returned to accrual status.

Loan origination fees are credited to income when received, as capitalization and amortization of the fees and related costs would not have a material effect on the overall financial statements. Premiums paid for origination of loans by dealers and merchants are deferred and recognized as an adjustment to interest income using the interest method over the contractual life of the loans.

NOTE 1   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Allowance for Loan Losses

The allowance for loan losses is provided based on past experience and prevailing market conditions and is established through a provision for loan losses charged to expense. Management's evaluation of loss considers various factors including, but not limited to, general economic conditions, loan portfolio composition, and prior loss experience. This evaluation is inherently subjective since it requires material estimates that may be susceptible to significant change. Loans are charged against the allowance for loan losses when management believes the collectibility of the principal is unlikely.

The Bank considers loans secured by real estate and all consumer loans to be large groups of smaller-balance homogenous loans. These loans are collectively evaluated in the analysis of the adequacy of the allowance for loan losses.

In management's judgment, the allowance for loan losses is appropriate and covers probable losses relating to specifically identified loans, as well as probable losses inherent in the balance of the loan portfolio.

Foreclosed Properties

Real estate acquired by foreclosure or deed in lieu of foreclosure is initially recorded at its fair value less estimated costs to sell. Costs relating to the development and improvement of property are capitalized; holding costs are charged to expense.

Valuations are periodically performed by management and a charge to income is recorded if the carrying value of a property exceeds its fair value less estimated selling costs.

Office Properties and Equipment

Office properties and equipment are stated at cost. Maintenance and repair costs are charged to expense as incurred. Gains or losses on disposition of office properties and equipment are reflected in income. Depreciation is computed on the straight-line method and is based on the estimated useful lives of the assets varying from 10 to 40 years for buildings and 3 to 10 years for equipment..

Federal Home Loan Bank Stock

The Bank's investment in Federal Home Loan Bank (FHLB) stock is carried at cost which is its redeemable (fair) value since the market for this stock is substantially restricted.

NOTE 1   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Advertising Costs

Advertising costs are expensed as incurred.

Income Taxes

Deferred income taxes have been provided under the liability method. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences are expected to reverse. Deferred tax credit is the result of changes in the net deferred tax liability.

Off-Balance-Sheet Financial Instruments

In the ordinary course of business, the Bank has entered into off-balance-sheet financial instruments consisting of commitments to extend credit and commitments under credit card arrangements. Such financial instruments are recorded in the financial statements when they become payable.

NOTE 2   **CHARTER CONVERSION**

Effective December 10, 2001, Citizens Community Federal Credit Union members voted to approve the conversion of the financial institution to a federally chartered mutual savings bank.

The Bank is now subject to federal and state income taxes as a mutual savings bank. Deferred tax assets and liabilities, which existed at the conversion date, were recorded as a credit to income tax expense. The net effect of the change in tax status was an increase of $194,000 to 2002 net income.

NOTE 3   **CASH AND CASH EQUIVALENTS**

Cash and cash equivalents in the amount of $105,000 was restricted at September 30, 2003, to meet the reserve requirements of the Federal Reserve System.

In the normal course of business, the Bank maintains cash and due from bank balances with correspondent banks which routinely exceed insured amounts. Accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Bank monitors the financial condition of correspondent banks and believes credit risk is minimal.

NOTE 4 **LOANS**

The composition of loans at September 30, follows:

	2003	2002
Real estate loans:		
First mortgages—1 – 4 family	$71,107,826	$54,504,569
Multi-family and commercial	239,019	146,758
Second mortgages	4,661,006	5,687,277
Total real estate loans	76,007,851	60,338,604
Consumer loans:		
Automobile	26,904,864	29,881,756
Secured personal	17,028,311	10,615,898
Unsecured personal	3,632,868	3,603,692
Total consumer loans	47,566,043	44,101,346
Gross loans	123,573,894	104,439,950
Less - Allowance for loan losses	466,527	349,448
Loans receivable, net	$123,107,367	$104,090,502

The aggregate amount of nonperforming loans was $561,680 and $533,933 at September 30, 2003 and 2002, respectively. Nonperforming loans are those which are contractually past due 90 days or more as to interest or principal payments, on a nonaccrual of interest status, or loans the terms of which have been renegotiated to provide a reduction or deferral of interest or principal. If interest on those loans had been accrued, such income would have been $21,044 and $18,608 in 2003 and 2002, respectively.

Directors, officers, and employees of the Bank, including their families and firms in which they are principal owners, are considered to be related parties. Substantially all loans to directors and executive officers were made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others and, in the opinion of management, did not involve more than the normal risk of collectibility or present other unfavorable features.

Directors and executive officers of the Bank had aggregate borrowings (direct and indirect) from the Bank totaling approximately $54,926 and $38,617 at September 30, 2003 and 2002, respectively.

NOTE 4   **LOANS** (Continued)

An analysis of the activity in the allowance for loan losses for the years ended September 30, follows:

	2003	2002
Balances at beginning	$349,448	$305,849
Provisions charged to operating expense	405,530	375,061
Loans charged off	(312,953)	(341,888)
Recoveries on loans	24,502	10,426
Balances at end	$466,527	$349,448

NOTE 5   **OFFICE PROPERTIES AND EQUIPMENT**

Office properties and equipment at September 30, consists of the following:

	2003	2002
Land	$470,726	$470,726
Buildings	1,868,359	1,589,288
Furniture, equipment, and vehicles	1,803,570	1,733,270
Subtotals	4,142,655	3,793,284
Less - Accumulated depreciation	1,799,917	1,558,166
Office properties and equipment - Net	$2,342,738	$2,235,118

Depreciation charged to operating expense totaled $261,030 and $249,674 for the years ended September 30, 2003 and 2002, respectively.

NOTE 6   **DEPOSITS**

The composition of deposits at September 30, follows:

	2003	2002
Non-interest-bearing demand deposits	$3,698,265	$3,261,089
Interest-bearing demand deposits	6,859,587	6,112,236
Savings accounts	15,095,714	13,633,594
Money market accounts	15,849,611	11,555,784
Certificate accounts	73,459,687	69,865,799
Total deposits	$114,962,864	$104,428,502

Interest expense on deposits for the years ended September 30, was as follows:

	2003	2002
Interest-bearing demand deposits	$30,079	$32,361
Savings accounts	114,851	159,859
Money market accounts	216,472	250,153
Certificate accounts	2,814,276	3,417,041
Totals	$3,175,678	$3,859,414

The aggregate amount of time deposit accounts with individual balances greater than $100,000 was $14,173,564 and $12,673,634 at September 30, 2003 and 2002, respectively.

At September 30, the scheduled maturities of certificate accounts are as follows:

2004	$46,750,855
2005	12,714,258
2006	7,339,145
2007	6,355,429
2008	300,000
Total	$73,459,687

NOTE 7   **FEDERAL HOME LOAN BANK ADVANCES**

At September 30, 2003 the Bank had $3,700,000 in Federal Home Loan Bank variable interest rate advances, currently at 1.39%. These advances are secured by a blanket lien consisting principally of one-to-four family real estate loans totaling in excess of $71,000,000. At September 30, 2003, the Bank's unused portion of this open line of credit totaled approximately $39,500,000. There were no advances outstanding at September 30, 2002. Interest expense was $2,115 in 2003.

The Bank owns stock in the Federal Home Loan Bank totaling $671,000 and $553,400 at September 30, 2003 and 2002, respectively. The stock is recorded at cost, which approximates fair value. The Bank is required to hold the stock as a member of the Federal Home Loan Bank, and transfer of the stock is substantially restricted.

NOTE 8   **INCOME TAXES**

The components of the provision for income taxes are as follows:

	2003	2002
Current tax expense:		
Federal	$345,242	$0
State	93,989	0
Total current	439,231	0
Deferred tax expense (benefit):		
Federal	(39,330)	176,535
State	(9,800)	44,000
Total deferred	(49,130)	220,535
Change in tax status	0	(194,000)
Total provision for income taxes	$390,101	$26,535

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Bank's assets and liabilities net of a valuation allowance for deferred tax assets not likely to be realized. The major components of net deferred tax liabilities at September 30, are as follows:

NOTE 8   **INCOME TAXES** (Continued)

	2003	2002
Deferred tax assets:		
Mutual savings bank start up costs	$65,200	$86,300
Defined benefit retirement plan	165,600	22,800
Net operating loss carryovers	0	37,065
Deferred tax assets	230,800	146,165
Deferred tax liabilities:		
Depreciation	(23,200)	(12,100)
Allowance for loan losses	(159,705)	(152,000)
Federal Home Loan Bank stock dividends	(25,300)	(8,600)
Deferred tax liabilities	(208,205)	(172,700)
Net deferred tax asset (liability)	$22,595	($26,535)

The 2003 provision for income taxes at a 39.5% effective rate varies from the applicable federal statutory income tax rate of 34%, primarily as a result of state income taxes. The 2002 provision for income taxes is reduced by the effects of recording deferred tax items in connection with the conversion to mutual savings bank taxable status. (See Note 2)

NOTE 9   **RETIREMENT PLANS**

401(k) Plan

The Bank sponsors a 401(k) profit sharing plan that covers substantially all employees. Employees may make pretax voluntary contributions to the plan which are matched in part by the Bank. Employer matching contributions to the plan were $48,173 and $47,377 for 2003 and 2002, respectively.

Supplemental Executive and Director Retirement Plans

On August 1, 2002, the Bank adopted a Supplemental Executive and Directors' Retirement Plan ("SERP"). The SERP is an unfunded, non-contributory defined benefit plan under which the Bank will pay supplemental pension benefits to certain key employees and directors upon retirement. Benefits are based on a formula which includes participants' past and future earnings and years of service with the Bank. Prior service costs associated with plan adoption are amortized to expense over the remaining working life of each participant.

Actuarial assumptions include an assumed discount rate of seven percent on benefit obligations and annual salary increases of five percent.

NOTE 9   **RETIREMENT PLANS** (Continued)

The accumulated benefit obligation was $1,358,031 and $1,168,246 and the accrued benefit cost was $414,066 and $60,083 at September 30, 2003 and 2002, respectively. The accrued benefit cost is included in the balance sheet caption "Other liabilities".

The components of net periodic benefit cost are as follows:

	2003	2002
Beginning	$60,083	$0
Service cost	110,032	18,141
Interest cost	81,753	12,899
Amortization of prior service cost	162,198	29,043
Ending SERP benefit liability	$414,066	$60,083

NOTE 10   **LEASES**

The Bank leases its administrative and data processing center located in Eau Claire, Wisconsin. The lease, which is for 10 years expiring in 2006, is classified as an operating lease. Monthly rent of $6,638 is fixed throughout the lease term and includes utilities and property taxes. The Bank has two, five-year renewal options on the lease. The Mondovi and Rice Lake branches, and the Eau Claire training center are also rented under operating leases expiring through 2007.

Total rental expense for all operating leases was $148,598 and $120,449 for the years ended September 30, 2003 and 2002, respectively.

Future minimum lease payments by year and in the aggregate under the original terms of the noncancelable operating leases consist of the following:

2004	$125,980
2005	110,763
2006	74,131
2007	12,123
Total	$322,997

NOTE 11   COMMITMENTS AND CONTINGENCIES

Financial Instruments with Off-Balance-Sheet Risk

The Bank's financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk, and liquidity risk. These commitments and contingent liabilities are commitments to extend credit. A summary of the Bank's commitments and contingent liabilities at September 30, is as follows:

	2003	2002
Commitments to extend credit - Fixed rate		
(6.5% - 8.5% in 2003, 7.2% - 9.0% in 2002)	$221,616	$321,500
Unused lines of credit:		
Real estate equity advance plan (REAP)	468,115	367,852
Kwik cash and lines of credit	1,637,361	1,674,525
Mastercard and VISA credit cards	3,123,780	3,145,345
Totals	$5,450,872	$5,509,222

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. A portion of the commitments is expected to be drawn upon, thus representing future cash requirements. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the customer. Collateral held varies but may include real estate and personal property. Substantial amounts of unsecured personal loans are granted by the Bank. However, ongoing credit evaluations of customers are performed.

Concentration of Credit Risk

The majority of the Bank's loans and commitments have been granted to customers in the Bank's local market area. The concentrations of credit by type are set forth in Note 3. Management believes the diversity of the area economy will prevent significant losses in the event of an economic downturn.

Contingencies

In the normal course of business, the Bank occasionally becomes involved in various legal proceedings. In the opinion of management, any liability from such proceedings would not have a material adverse effect on the business or financial condition of the Bank.

NOTE 12   **CAPITAL REQUIREMENTS**

The Bank is subject to various regulatory capital requirements administered by federal agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital to risk-weighted assets and of Tier I capital to average assets. Management believes, as of September 30, 2003, the Bank meets all capital adequacy requirements to which it is subject.

As of September 30, 2003, the most recent notification from the Office of Thrift Supervision categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

A reconciliation of the Bank's capital (Retained Earnings) as reported in its Balance Sheets as of September 30, 2003 and 2002 and the regulatory capital amounts follow:

	September 30,	
	2003	**2002**
	(000's omitted)	
Retained earnings per Balance Sheet	$10,991	$10,393
Intangible asset	(156)	0
Pledged member deposit	300	0
Tier 1 capital	11,135	10,393
Allowance for loan losses, net of specific reserves	323	235
Tier 1 and 2 capital	$11,458	$10,628

NOTE 12   CAPITAL REQUIREMENTS (Continued)

The Bank's actual and regulatory capital amounts and ratios are presented as follows:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
September 30, 2003:						
Tier 1 and 2 capital (to risk-weighted assets)	$11,458,000	12.9%	$7,129,280	≥ 8.0%	$8,911,600	≥ 10.0%
Tier 1 capital (to risk-weighted assets)	$11,135,000	12.5%	$3,564,640	≥ 4.0%	$5,346,960	≥ 6.0%
Tier 1 capital (to adjusted assets)	$11,135,000	8.6%	$5,215,760	≥ 4.0%	$6,519,700	≥ 5.0%
September 30, 2002:						
Tier 1 and 2 capital (to risk-weighted assets)	$10,628,000	13.4%	$6,337,000	≥ 8.0%	$7,921,000	≥ 10.0%
Tier 1 capital (to risk-weighted assets)	$10,393,000	13.1%	$3,169,000	≥ 4.0%	$4,753,000	≥ 6.0%
Tier 1 capital (to adjusted assets)	$10,393,000	9.0%	$4,610,000	≥ 4.0%	$5,763,000	≥ 5.0%

NOTE 13   FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value estimates, methods, and assumptions for the Bank's financial instruments are summarized below.

Cash, Due From Banks, and Interest-Bearing Deposits

The carrying values approximate the fair values for these assets.

Loans

Fair value is estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as residential mortgage and consumer. The fair value of loans is calculated by discounting scheduled cash flows, using discount rates reflecting the credit and interest rate risk inherent in the loan.

The methodology in determining fair value of nonaccrual loans is to average them into the blended interest rate at 0% interest. This has the effect of decreasing the carrying amount below the risk-free rate amount and therefore discounts the estimated fair value.

Impaired loans are measured at the estimated fair value of the expected future cash flows at the loan's effective interest rate of the fair value of the collateral for loans which are collateral dependent. Therefore, the carrying values of impaired loans approximate the estimated fair values for these assets.

NOTE 13   FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Federal Home Loan Bank Stock

Fair value for the Federal Home Loan Bank stock is based on its redeemable (carrying) value, as the market for this stock is restricted.

Deposits

The fair value of deposits with no stated maturity, such as demand deposits, savings accounts, and money market accounts, is the amount payable on demand on the reporting date. The fair value of certificate accounts is calculated by using discounted cash flows applying interest rates currently being offered on similar certificates.

Federal Home Loan Bank Advances

The fair value of FHLB advances is estimated using discounted cash flows based on the Bank's current incremental borrowing rates for similar borrowing arrangements.

Off-Balance-Sheet Instruments

The fair value of commitments would be estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements, the current interest rates, and the present creditworthiness of the customers. Since this amount is immaterial, no amounts for fair value are presented.

The carrying amount and estimated fair value of financial instruments at September 30, 2003 were as follows:

	Carrying Amount	Estimated Fair Value
Financial assets:		
Cash and cash equivalents	$3,074,024	$3,074,024
Loans receivable	123,107,367	125,062,000
FHLB stock	671,000	671,000
Financial liabilities:		
Deposits	114,962,864	116,204,000
FHLB advances	3,700,000	3,700,000

NOTE 13   FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Limitations

Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Bank's entire holdings of a particular instrument. Because no market exists for a significant portion of the Bank's financial instruments, fair value estimates are based on judgment regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature and involve uncertainties and matters that could affect the estimates. Fair value estimates are based on existing on- and off-balance-sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Deposits with no stated maturities are defined as having a fair value equivalent to the amount payable on demand. This prohibits adjusting fair value derived from retaining those deposits for an expected future period of time. This component, commonly referred to as a deposit base intangible, is neither considered in the above amounts nor recorded as an intangible asset on the balance sheet. Significant assets and liabilities that are not considered financial assets and liabilities include office properties and equipment. In addition, the tax ramifications related to the realization of the unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

NOTE 14   SUBSEQUENT EVENT

The Bank has received regulatory approval for a branch acquisition in Mankato, Minnesota. The transaction will be completed on November 1, 2003. Under terms of the agreement, the Bank will assume $7.9 million of deposit liabilities in exchange for $6.9 million of cash and $800,000 of loans and other assets. A premium of $200,000 will be paid by the Bank.

NOTE 15   **PROPOSED CONVERSION TO STOCK FORM OF OWNERSHIP (UNAUDITED)**

On October 16, 2003, the Board of Directors of the Bank adopted a plan of reorganization and stock issuance plan (the "Plan"). Pursuant to the Plan, the Bank will: (i) convert to a stock savings bank as the successor to the Bank in its current mutual form; (ii) organize a stock holding company as a federally-charted corporation that will own 100% of the common stock of the stock bank; and (iii) organize Citizens Community MHC, as a federally-chartered mutual holding company that will own at least 51% of the common stock of the stock holding company so long as the mutual holding company remains in existence. The Stock Bank will succeed to the business and operations of the Bank in its mutual form and the stock holding company will sell a minority interest in its common stock in a public stock offering. The Plan must be approved by both the OTS and by the Bank's members.

Following the completion of the reorganization, all depositors who had membership or liquidation rights with respect to the Bank as of the effective date of the reorganization will continue to have such rights solely with respect to the holding company so long as they continue to hold deposit accounts with the Bank. In addition, all persons who become depositors of the Bank subsequent to the reorganization will have such membership and liquidation rights with respect to the holding company.

The stock holding company plans to offer to the public, shares of common stock representing a minority ownership of the estimated pro forma market value of the Bank as determined by an independent appraisal. The mutual holding company will maintain the majority ownership of the stock holding company. Costs incurred in connection with the offering will be recorded as a reduction of the proceeds from the offering. If the transaction is not consummated, all costs incurred in connection with the transaction will be expensed. As of September 30, 2003, costs of $32,350 were incurred and recorded in other assets, in connection with the offering.